SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quantenna Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74766D 100

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766D 100

1.	Names of Reporting Persons. Southern Cross Venture Partners Management Pty Ltd as trustee for Southern Cross Fund No 1 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,727,434
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,727,434
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,727,434
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.6% (1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Based on 37,695,109 outstanding shares of Common Stock of the Issuer on December 31, 2018.

Item 1(a)	Name of Issuer: Quantenna Communications, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1704 Automation Parkway, San Jose, CA 95131

Item 2 (a)	Name of Person Filing: Southern Cross Venture Partners Management Pty Ltd as trustee for Southern Cross Fund No 1 Trust

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Tank Stream Labs, Level 4, 17-19 Bridge Street, Sydney NSW 2000, Australia

Item 2 (c)	Citizenship: Australia

Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2 (e)	CUSIP Number: 74766D 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,727,434 shares

(b)	Percent of class: 4.6%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,727,434 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,727,434 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*

Southern Cross Venture Partners Pty Ltd is the Manager of Southern Cross Fund No 1 Trust. The managing members of Southern Cross Venture Partners Pty Ltd are John Scull, Robert Christiansen and Mark Bonnar. John Scull, Robert Christiansen and Mark Bonnar own 100% of the outstanding ordinary shares of Southern Cross Venture Partners Pty Ltd. John Scull, Robert Christiansen, Mark Bonnar and Gareth Dando are the directors of Southern Cross Venture Partners Pty Ltd and share voting and investment power with respect to the shares held by Southern Cross Venture Partners Management Pty Ltd as trustee for Southern Cross Fund No 1 Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2019

SOUTHERN CROSS VENTURE PARTNERS MANAGEMENT PTY LTD AS TRUSTEE FOR SOUTHERN CROSS FUND NO 1 TRUST

By:	/s/ John Scull
Name:	John Scull
Title:	Managing Director